Exhibit 99.4

Management’s Annual Report

on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2007, based on the framework and criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

/S/ TROY H. LOWRIE
Troy H. Lowrie Chairman of the Board and Chief Executive Officer

April 15, 2008

/S/ DONALD W. PROSSER
Donald W. Prosser Interim Chief Financial and Accounting Officer

April 15, 2008